Exhibit 99.1

March 29, 2012

Mr. John Ueberroth
Chairman of the Board
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, WA 99224

Dear Mr. Ueberroth,

Bandera Partners is the largest owner of Ambassadors Group. We own over 2.3 million shares -- about 13% -- of the company. We believe a costly proxy battle is not in the best interests of Ambassadors Group and its stockholders, and we hope that you can work with Lane Five Partners to reach a mutually agreeable settlement. Barring such a Settlement and subject to our review of the definitive proxy materials from Ambassadors Group and Lane Five, we currently intend to.vote our shares for all three of Lane Five's nominees.

Sincerely,

/s/ Jefferson Gramm

Jefferson Gramm